[redacted]

08032649

SEC Mail Processing Section

JUL 30 2008

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta (City) New York (State) 14586 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul F. Davidson, President 585-387-6536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1300 Huntington Bldg, 925 Euclid Ave, Cleveland, OH 44115
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of July 24, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6006721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Paychex Securities Corporation
Year Ended May 31, 2008
With Report of Independent Auditors

0807-0968037

Paychex Securities Corporation

Financial Statements and Supplemental Schedule

Year Ended May 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2008 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 28, 2008

Paychex Securities Corporation

Balance Sheet
(In Thousands, Except Share Amounts)

May 31, 2008

Assets		
Cash	$	24,136
Service fee receivable		5,961
Total assets	$	30,097
Liabilities and stockholder's equity		
Accrued income taxes payable to parent company	$	11,949
Stockholder's equity		
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2008		120
Retained earnings		18,028
Total stockholder's equity		18,148
Total liabilities and stockholder's equity	$	30,097

See accompanying notes.

Paychex Securities Corporation

Statement of Income
(In Thousands)

Year Ended May 31, 2008

Revenues		
Service fee revenue	$	33,108
Investment revenue		889
Total revenues		33,997
Income tax expense		11,949
Net income	$	22,048

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity

(In Thousands, Except Share Amounts)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at June 1, 2007	10	$ 120	$ 17,980	$ 18,100
Net income	–	–	22,048	22,048
Dividends to parent company	–	–	(22,000)	(22,000)
Balance at May 31, 2008	10	$ 120	$ 18,028	$ 18,148

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows

(In Thousands)

Year Ended May 31, 2008

Operating activities		
Net income	$	22,048
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Service fee receivable		(208)
Payable to Paychex, Inc.		(1)
Accrued income taxes		1,262
Net cash provided by operating activities		23,101
Financing activities		
Dividends paid to parent company		(22,000)
Increase in cash		1,101
Cash at beginning of fiscal year		23,035
Cash at end of fiscal year	$	24,136

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2008

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company, except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2008.

Guarantees

The Company is a guarantor to Paychex, Inc.'s uncommitted, secured, short-term lines of credit. No amounts were outstanding as of or during the year ended May 31, 2008 under the $900 million of borrowing capacity. The guarantee is provided in the ordinary course of business. The Company believes that the likelihood is remote that any such arrangements could have a significant adverse effect on its financial position, results of operations, or that the Company would be required to perform under the guarantee. The guarantee, subject to renewal, is outstanding for a one-year period ending in February 2009.

Customer Security Transactions

Customer security transactions are recorded on a trade-date basis. There is no commission income recorded on these transactions.

Concentrations

All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

Note A. Description of Business and Significant Accounting Policies (continued)

The Company currently transacts business with several different money managers. Three of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these money managers no longer transact with the Company.

Fair Value

The carrying value recorded in the Balance Sheet for cash and service fee receivable approximates fair value.

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, *Fair Value Measurements.* This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of this statement to have an effect on its results of operations or financial position.

Note A. Description of Business and Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment to FASB Statement No. 115.* This statement allows a company to irrevocably elect fair value as a measurement attribute for certain financial assets and financial liabilities with changes in fair value recognized in the results of operations. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company currently does not expect this statement to have an effect on its results of operations or financial position.

Note B. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined to be 6-2/3% of Aggregate Indebtedness, equal to $797,000. At May 31, 2008, the Company had net capital of $12,187,000, which was $11,390,000 in excess of its required capital. Subsequent to year-end, the Company declared a $5,000,000 dividend to its parent.

Note C. Income Taxes

Current income tax expense allocated from the parent company consists of the following (in thousands):

Federal	$	11,872
State		77
Total income tax expense	$	11,949

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rate reflected in the statement of income for year ended May 31, 2008.

Federal statutory rate	35.0 %
Increase resulting from:	
State income taxes, net of federal benefit	0.1
Effective tax rate	35.1 %

Note C. Income Taxes (continued)

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc. for state purposes. In accordance with SFAS No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

On June 1, 2007, the Company adopted the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* and its related amendment, to create a single model to address accounting for uncertainty in tax positions. These standards prescribe minimum recognition thresholds for evaluating uncertain income tax positions, and provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on the Company's results of operations or financial position, with the adoption of this statement.

Supplemental Information

Paychex Securities Corporation

Schedule 1 – Net Capital Calculation
(In Thousands)

May 31, 2008

Net capital		
Total stockholder's equity	$	18,148
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		18,148
Nonallowable assets:		
Unsecured receivable		5,961
		5,961
Net capital	$	12,187
Aggregate indebtedness		
Accrued income taxes	$	11,949
Total aggregate indebtedness	$	11,949
Computation of basic net capital requirement		
Minimum net capital required	$	797
Excess net capital	$	11,390
Excess net capital at 100%	$	10,992
Ratio: Aggregate indebtedness to net capital		98%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2008 Part IIA FOCUS filing.

Paychex Securities Corporation

Schedule 2 – Statement Regarding Rule 15c3-3

May 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation (the Company), as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 28, 2008

END